May 18, 2012

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attention: Loan Lauren P. Nguyen

Re:	Comment Letter dated April 30, 2012, regarding Del Frisco’s Restaurant Group, LLC’s Amendment No. 1 to Registration Statement on Form S-1 Filed April 16, 2012 (File No. 333-179141)

Dear Ms. Nguyen:

Del Frisco’s Restaurant Group, LLC (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letter (the “Comment Letter”) regarding Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (File No. 333-179141) originally filed with the Securities and Exchange Commission (the “Commission”) on January 24, 2012 (the “Registration Statement”). We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have filed Amendment No. 2 to the Registration Statement (“Amendment No. 2”) with the Commission today and have included with this letter a marked copy of Amendment No. 2.

General

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

•	Describe how and when a company may lose emerging growth company status;

•

A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	Your election under Section 107(b) of the Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

In response to the Staff’s comment, we have included disclosure on the prospectus cover page and on pages 33-34 and 66 of Amendment No. 2 as requested to identify ourselves as an emerging growth company, to describe how and when we may lose emerging growth company status and the various exemptions that are available to us as a result thereof and to disclose our irrevocable election under Section 107(b) of the Act to opt out of the extended transition period for complying with new or revised accounting standards.

2.	We note that you intend to file a number of exhibits, including the underwriting agreement, registration rights agreement and legality opinion, with future amendments. Please allow sufficient time for review as we may have comments upon review of the exhibits.

In response to the Staff’s comment, we have filed the draft legality opinion as an exhibit to Amendment No. 2. In addition, we acknowledge that additional exhibits will be filed with future amendments to the Registration Statement and confirm that such exhibits will be filed to give the Staff sufficient time to review such exhibits.

3.	We note your response to our prior comment 2. Please revise to state that the selling stockholder may be deemed an underwriter.

In response to the Staff’s comment, we have disclosed that the selling stockholder may be deemed an underwriter on pages 106 and 126 of Amendment No. 2 as requested.

4.	We note your response to our prior comment 5 and reissue in part. Please revise to remove marketing terms such as “premium concepts” and “energetic.” Please also provide to us a more detailed basis for your statements regarding “industry-leading operating margins.” In this regard, we note that you have provided us comparisons to three other restaurant chains. However, we note that you have other competitors, including competitors that are not public companies. In the alternative, please delete this statement.

In response to the Staff’s comment, we have revised or removed the references to “premium concepts” and “energetic” as requested. In addition, in response to the Staff’s comment regarding “industry-leading operating margins,” we have revised the disclosure on pages 3 and 70 of Amendment No. 2 as requested to clarify that the statement is based on public company data and have provided you supplementally with evidence in support of the disclosure as revised.

5.	In this regard, we also note the statement “industry-leading AUVs” throughout the prospectus. Please provide us a basis for this statement or please delete the statement.

In response to the Staff’s comment, we have provided you supplementally with an annotated copy of the report of Technomic and a survey of public company data that is the basis for our statements regarding our AUVs. We also note that we have replaced the references to “industry-leading AUVs” in Amendment No. 2 with “high AUVs” to conform the references to the other comparable disclosure in the Registration Statement. In addition, we have updated the disclosure regarding our industry on page 72 of Amendment No. 2 for 2011 and have provided you supplementally with annotated copies of the relevant supporting documentation.

6.	Please delete the statement on pages 2 and 61 that your operating model “has proven successful” and the phrase “ensure unsurpassed quality” on page 67.

In response to the Staff’s comment, we have deleted the reference that our operating model “has proven successful” as requested. In addition, in response to the Staff’s comment, we have replaced the phrase “ensure unsurpassed quality” with “provide quality” on page 75 of Amendment No. 2.

7.	Please provide us a basis for the statements “[w]e are an innovator in developing, creating and evolving energetic, high-AUV concepts” on pages 3 and 62 and “disciplined operating structure and cost controls” on pages 3 and 61. It appears that your company is not the first fine dining steakhouse restaurant company. Please also revise to state these as the belief of management.

In response to the Staff’s comment, we have deleted the reference to the Company as “an innovator” as requested. In addition, in response to the Staff’s comment, we have replaced the phrase “disciplined operating structure and cost controls” with “operating efficiencies” on pages 3 and 70 of Amendment No. 2.

Prospectus Summary, page 1

Our Company, page 1

8.	We note your response to our prior comment 12. We continue to believe that you should refrain from referring to your customers as “guests” in this registration statement. Please refrain from doing so.

In response to the Staff’s comment, we have removed all references to our customers as “guests” in Amendment No. 2 as requested.

Our Business Strengths, page 2

Multiple Top Performing Concepts with an Expanding National Platform, page 2

9.	We note your response to our prior comment 15. Please revise to explain the basis for your belief that your New York Del Frisco’s location is the highest grossing restaurant in the steakhouse industry. Please discuss the fact that this is based on 2009 data which excludes chains with more than 5 restaurants. Please also disclose the number of comparable participants that are tracked in the 2009 report.

In response to the Staff’s comment, we have revised the referenced disclosure on pages 3 and 69 of Amendment No. 2 as requested to state that our belief is based on 2009 data which excludes chains with more than five restaurants and that the report lists the top 100 grossing individual restaurants.

Premium Concepts with Complementary Market Positions, page 3

10.	We note your response to our prior comment 16. Please revise the last sentence in this section to state this as your belief. In the alternative, please remove this statement.

In response to the Staff’s comment, we have revised the referenced sentence on pages 3 and 70 of Amendment No. 2 to state that it is our belief as requested.

Our Growth Strategy, page 4

Pursue Disciplined New Unit Expansion, page 4

11.	We note your response to our prior comment 39. We were unable to locate the revision on page 63 explaining what you mean by “complementary market positioning.” Please revise here to explain to investors what you mean by “complementary market positioning.”

In response to the Staff’s comment, we have deleted the reference to our market positioning being “complementary” on pages 4 and 71 of Amendment No. 2 as requested.

Our Equity Sponsor, page 5

12.	We note your response to our prior comments 20, 21, and 22, and we reissue the comments. It appears that the summary discussion of your equity sponsor is not appropriately balanced. In this regard, please revise to disclose potential conflicts of interest as noted in our prior comment 20, your lease guarantees for affiliates of Lone Star Fund as mentioned in our prior comment 20, the $3 million payment to Lone Star fund as discussed in prior comment 21, the majority control that Lone Star Fund will exert after this offering as discussed in our prior comment 21, and the transaction bonus to Messrs. Mednansky and Pennison in connection with the offering, as noted in our prior comment 22.

In response to the Staff’s comment we have included the noted disclosure under the heading “Conflict of Interest” on pages 5-6 of Amendment No. 2 as requested.

Risk Factors, page 12

Negative publicity relating to the consumption of beef, page 16

13.	We note that recently the USDA confirmed one case of mad cow disease found in a dairy cow in California. Please revise to update this risk factor as appropriate.

In response to the Staff’s comment we have updated the referenced risk factor on page 18 of Amendment No. 2 as requested.

The terms of our credit facility, page 22

14.	We note your response to our prior comment 31. We note your disclosure here that as of December 27, 2011 you were in compliance with your debt covenant tests and that your restaurant-level EBITDA was approximately $7.2 million. The amount appears to be less than the $30.0 million minimum required by your credit facility and the $47.2 million disclosed on page 54. Please advise.

We note the Staff’s comment and, in response thereto, respectfully note that the reference to our restaurant-level EBITDA on page 22 of Amendment No. 1 was a typographical error and that it should have been $47.2 million as noted on page 54 of Amendment No. 1. We note however that the comparable disclosure on pages 25 and 61 of Amendment No. 2 has been updated to provide the information as of the end of the twelve weeks ended March 20, 2012.

Certain of our executive officers will have personal interests in the Offering, page 27

15.	We note that certain of your officers will receive options to purchase shares of your common stock. When the information becomes available, please revise here to disclose the number of options that you plan to issue in connection with your planned public offering.

We note the Staff’s comment and, in response thereto, acknowledge that we intend to revise the referenced disclosure and other comparable disclosure in the Registration Statement prior to its effectiveness as requested to disclose the number of options that we plan to issue in connection with the offering once the number has been determined.

Use of Proceeds, page 34

16.	We note your response to our prior comment 34. Once your estimated offering proceeds are determinable, please revise to present the $3.0 million one-time payment to Lone Star Fund in a pro forma balance sheet that is presented alongside the Company’s historical balance sheet as of the latest period presented.

We note the Staff’s comment and, in response thereto, acknowledge that once our estimated offering proceeds are determinable, we will account for the $3.0 million one-time payment to Lone Star Fund as a reduction to our cash balance in the pro forma balance sheet that is presented alongside our historical balance sheet as of the latest period presented as requested.

Contractual Obligations, page 54

17.	The amounts of your debt obligations due in one to three years of $4,375 and due in three to five years of $62,625 do not equal the amount reflected in the “total” column of this table of $70,000. Please revise so that the total debt maturities reflected in the table equal the amount reflected in the “total” column.

In response to the Staff’s comment, we have revised the Contractual Obligations table on page 61 of Amendment No. 2 as requested.

Properties, page 65

18.	We note your response to our prior comment 11. Please revise page 65 to define “high-volume.”

In response to the Staff’s comment, we have deleted the reference to “high-volume” on page 73 of Amendment No. 2 as requested.

19.	Please revise to remove “highly” tenured to describe your managers.

In response to the Staff’s comment, we have replaced the description of our managers as “highly tenured” with “experienced” on page 75 of Amendment No. 2 as requested.

Transaction Bonus, page 89

20.	We note your response to our prior comment 47 but do not believe that the revisions made to the registration statement were responsive to our prior comment. Since an expense will be required to be recognized by the Company if the bonus payment are required as a result of the Company’s planned public offering, we continue to believe that MD&A should be revised to discuss the nature and amounts of the expense that will be incurred by the Company as a result of such bonus arrangement. As requested in our prior comment, please revise MD&A to disclose the amount of the transaction bonuses that Mr. Mednansky and Mr. Pennison will receive in connection with your planned public offering and disclose your planned accounting treatment for these bonus arrangements in your consolidated financial statements.

In response to the Staff’s comment, we have included disclosure regarding the transaction bonuses and our planned accounting treatment thereof on page 62 of Amendment No. 2 as requested.

Note (4) Related Party Transactions Long-Term Incentive Equity Compensation

21.	We note your response to our prior comment 46 which indicates that no expense was recorded in connection with the purchase of Mr. Howie’s Class B and Class C interests in LSF5 Wagon Holdings LLC because all repurchased interests were fully vested at the date of repurchase. With regard to the repurchase of such shares, please also confirm and revise page F-16 to disclose, if applicable, that the repurchase price for these shares did not exceed the fair value of the shares repurchased. Refer to the guidance outlined in ASC 718-20-35.

In response to the Staff’s comment, we confirm that the value paid for both the Class B and Class C interests was the estimated fair value thereof at the time of surrender. We have added disclosure on page F-17 of Amendment No. 2 as requested to clarify the transaction was at fair value and related solely to the value of the Class B interests repurchased (the amount invested plus the stated rate of return of 12% on such invested amounts).

Note (10) Litigation, page F-23

22.	We note from your response to our prior comment 59 that the Company believes that the settlement reached with dissenting shareholders during 2009 demonstrates a clear and direct link to the purchase price in the Acquisition and therefore the settlement may be more appropriately accounted for as an adjustment to the purchase price rather than as an expense. Based on your response and the disclosures provided in Note 10, we do not believe the litigation settlement described in Note 10 has a clear and direct link to the purchase price or agreement since it does not appear to directly challenge or enforce any terms of the purchase agreement. Please note that it is our position that an acquirer’s costs of settling legal claims of former shareholders of an acquired entity that arise from a business combination are not pre-acquisition contingencies. Therefore, the staff has generally concluded that legal claim costs should be recorded as an expense in the income statement when incurred and that the determination of when the claim has been incurred should be made in accordance with ASC 450. Furthermore, as the settlement occurred over two years after the acquisition was completed and therefore significantly after the end of any allocation period, we believe the additional amounts paid should not be reflected as an adjustment of the purchase price. Please note that we do not agree with the Company’s conclusion that such amounts are similar to additional consideration paid based on an earn out provision since such payment terms are provided for in the purchase contract and these settlement payments were not. Please revise your financial statements accordingly.

We note the Staff’s comment, and in response thereto, respectfully submit that we understand the Staff position with respect to legal claims brought by former stockholders of acquired entities. Generally, these claims relate to allegations of wrongdoing by the acquirer that need to be litigated. We understand, in such instances, why the Staff believes generally accepted accounting principles in the United States require expensing such claims rather than adjusting the purchase price of the acquisition. However, we should clarify that the Delaware claim at issue does not result from a dispute following the transaction nor does it represent a pre-acquisition contingency under FASB ASC 805. It stems from a statutory appraisal right held by selling shareholders that may be exercised by those selling shareholders who did not approve the merger agreement.

The claim at issue relates to a valuation process available under Section 262 of the Delaware General Corporation Law (“Section 262”), and involves no complaint of wrongdoing or attempt to enforce a contractual provision typically found in traditional litigation. The claim was seeking only a state judge’s determination of the final purchase price per share to be paid by an acquirer to those who did not approve the transaction. By law, it relates back to the date of Acquisition. As such, we believe the Staff’s general position that the amount should be expensed is inapplicable here.

Under Section 262, stockholders of certain Delaware corporations have the right to demand a judicial appraisal of the fair value of their shares. The stockholders who dissented from the Acquisition did not tender their shares in exchange for the $27.35 per share merger consideration, but instead exercised their rights under Section 262 and demanded an appraisal of their shares. The dissenting stockholders did not assert any other claims. It is our view that any payments made in connection with a stockholder’s exercise of a statutory right under state corporate law with respect to the fair value of the shares of stock to be acquired in a transaction should be viewed as directly tied to the purchase price because the fair value of that purchase price is the only question at issue in such a proceeding.

In addition, we respectfully submit that there was an extended period of time between the Acquisition and the settlement because Section 262 appraisal proceedings can take an extended period of time. During that time the dissenting shareholders have no voting or dividend rights while they await the Delaware Court of Chancery’s determination of the appraisal. As such, the duration of the Court’s review period should not affect the character of the proceeding or how it is accounted for. In fact, the costs associated with the extended duration of Section 262 proceedings are, in part, why they are often settled before a final judicial determination of fair value is entered. Had the settlement to pay the dissenting stockholders $28.75 per share not been reached, the Court would have determined the per share fair value to be paid for the remaining shares, which we would have also accounted for as part of the purchase price.

At the time of the Acquisition, because the transaction was for the acquisition of the target company in its entirety as approved by a majority of the shareholders, we originally allocated a portion of the total consideration as a liability of approximately $32.8 million related to the dissenting stockholders as purchase price consideration not yet paid to dissenting stockholders. This amount was subsequently reduced to $30.9 million following the election of some of the dissenting stockholders to accept the $27.35 per share price paid in the Acquisition. This remaining amount was determined by multiplying the per share consideration paid in the Acquisition ($27.35) by the remaining number of dissenting shares (1,130,734) subject to the statutory proceeding. From an accounting perspective, we believe the liability did not represent a pre-acquisition contingency since it was directly related to the Acquisition itself. Nor did it represent a normal SFAS 5 loss contingency. Rather, it represented a liability to pay consideration to the dissenting stockholders for which the final settlement was contingent upon the determination of the Court.

We reached a settlement with the dissenting stockholders in June 2009 for an amount equal to $28.75 per share before the Court of Chancery completed its appraisal, resulting in an approximately $1.5 million of additional purchase price consideration that was paid to the dissenting holders for their shares. We believe it is appropriate to account for the settlement and related adjustment of the liability consistent with how it was initially recorded at the time of the Acquisition.

Because the appraisal proceeding under Section 262 was only the exercise of a statutory right under Delaware law tied directly to the payment of a per share purchase price in the Acquisition, we believe that the settlement was correctly recorded as an adjustment to the purchase price.

23.	In a related matter we note from the disclosure included in Note 10 that in connection with the Acquisition, the Company initially recorded a liability equal to the purchase price per share of $27.35 or an aggregate of $32,793, including estimated legal defense costs at the date of Acquisition. Please tell us the amount of legal defense costs included in this liability and explain how these estimated legal defense costs were accounted for at the date of the acquisition.

We note the Staff’s comment, and in response thereto, respectfully submit that as of the Acquisition date, the Company recorded an accrual for the purchase price to be paid based on the agreed upon per share amount of $27.35, or an aggregate of $32,793. Additionally, since the Company’s policy is to accrue estimated legal expenses related to contingencies, as of the Acquisition date, the Company recorded an additional accrual totaling $1.0 million in legal fees related to the appraisal proceeding which was a component of the initial purchase price allocation. These estimated legal fees were not a component of the stated $32,793 and we have revised our disclosure in Note 10 on page F-24 to better clarify the above.

Note 14. Subsequent Events, page F-25

24.	We note that on February 1, 2012, the Company entered into an agreement to terminate a license agreement with the licensee operating a Del Frisco’s in Orlando, Florida, effective June 1, 2013. The original licensing agreement has been amortized over the expected term of the agreement, and has a remaining book value of $744 as of December 27, 2011. Under the agreement, in exchange for the Company surrendering its right to receive licensing fees from January 1, 2012 through June 1, 2013 and making a one-time $25 payment to the licensee, the Company will have the rights to open and operate any of its restaurants in the three counties that make up the Orlando GMA no earlier than January 1, 2015. We also note that you expect to account for this as an exchange of non-monetary assets, for which you have concluded that the fair value of the asset surrendered approximates its book value and therefore no gain or loss will be recorded on the exchange. Advise us and revise your disclosure to describe the assumptions used to determine that the fair value of the asset surrendered approximates its book value and therefore no gain or loss will be recorded on the exchange. We may have further comment upon reviewing your response.

In response to the Staff’s comment, we have revised the referenced disclosure (which now appears in Note 3, Intangible Assets and Goodwill) on page F-15 of Amendment No. 2 as requested to clarify that we used a discounted cash flow method to determine that the fair value of the asset surrendered approximates its book value.

Note 15. Other, page F-26

25.	We note your response to our prior comment 50. We also note the disclosure on page 46 which indicates that Lone Stone Fund will only have significant influence over your operations following the offering whereas the disclosure on page F-26 of the financial statements indicates that Lone Star Fund will control the Company. Please revise to clarify whether Lone Star Fund will have the ability to control the Company following completion of the offering or will only have the ability to significantly influence its operations. Your revised disclosure should also indicate the expected percentage ownership that Lone Star Fund will hold following completion of the offering.

In response to the Staff’s comment, we have revised the disclosure on page 50 of Amendment No. 2 as requested to clarify that Lone Star Fund will have the ability to control the Company following completion of the offering. We have also revised the disclosure on page F-27 of Amendment No. 2 as requested to include a placeholder to reference the expected percentage ownership that Lone Star Fund will hold following the completion of the offering, and will update this disclosure in a future amendment to the Registration Statement once such information can be determined.

Other

26.	We note your response to our prior comment 60 and your revised disclosures. When the information becomes available, please disclose the number and expected terms of the options that the company plans to issue in connection with its planned public offering.

We note the Staff’s comment and, in response thereto, acknowledge that we intend to revise the Registration Statement prior to its effectiveness as requested to disclose the number and expected terms of options that we plan to issue in connection with the offering once these items have been finalized.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (817) 601-4606.

Sincerely,

/s/ Thomas J. Pennison, Jr.
Thomas J. Pennison, Jr. Chief Financial Officer

cc:	Jeffrey A. Chapman

Peter W. Wardle

Colin J. Diamond